Organigram reports impressive growth for 2018 in advance of adult recreational sales results

Results to August 31, 2018 showcase a Canadian leader in low-cost cultivation while growing high-quality indoor product

MONCTON, DECEMBER 14, 2018/CNW/ -- Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce its 2018 fiscal year and fourth quarter results. The Company’s fiscal year-end and fourth quarter encompasses operations up to and including August 31, 2018 and as a result, does not include adult-use recreational cannabis revenue.

“The importance of 2018 can not be overstated for Organigram as well as the industry,” said Greg Engel, the Company’s Chief Executive Officer. “We are incredibly proud of our ability to meet the challenges of scaling our business in preparation for the adult recreational use market. We are pleased with our progress to date and believe that we have performed well in a highly competitive space while always maintaining a sustainable cost structure. Ultimately, it is our view that our Moncton Campus will be seen as a crown jewel in the industry as it is able to produce consistent, high-quality indoor grown product at scale to support our brands with the lowest dried flower cultivation costs reported to date in Canada.”

Select Highlights for Fiscal 2018

The Company is proud to report record net sales of $12.4 million for the 2018 fiscal year (up 131% from $5.4 million in 2017).

Gross margin increased to $52.5 million in 2018 from $(3.3) million in 2017. Excluding fair value adjustments on biological assets those figures would be $6.5 million and $(1.9) million, respectively.

Registered medical patients increased to 15,730 in 2018 from 7,404 in 2017 or 112%.

Reported net income of $20.5 million in 2018 up from $(10.9) million in 2017.

Outlook

Fiscal 2019 sales will be dominated by adult recreational use revenue and the Company estimates that Q1, 2019 sales will exceed that of the full year for fiscal 2018, despite only a portion of Q1, 2019 including adult recreational use market sales. Further, the Company expects that Q2, 2019 sales will exceed Q1, 2019 sales based on purchase orders received to date.

The Company reported biological assets and inventories of $19.9 million and $45.0 million, respectively, as of August 31, 2018. The Company believes that these balance sheet categories are an important indicator of a licensed producer’s ability to service its medical and adult recreational customer.

The Company continues to add resources to refine and streamline its packaging, excise stamp application and logistics processes to draw down its dried flower and oil inventories to meet ongoing demand.

Based on media coverage and physical presence in stores, the Company is confident that it currently has the leading market share position in the Maritime provinces of New Brunswick, Nova Scotia and Prince Edward Island with a strong presence in Alberta, Manitoba, Newfoundland and Ontario.

Operational Highlights (also includes events after year-end)

Sales and Marketing

  The Company has signed adult-use recreational supply deals or listing agreements with customers in nine out of the ten Canadian provinces (Quebec is the exception) and has already shipped to all nine of those provinces. Quebec remains a target for 2019.

  Organigram has received positive feedback from its jurisdictional partners on fill rates as it has been proactive in setting and managing expectations as a reflection of its focus on long-term relationship building. Further to this, the Company has hired a national sales force from Tier 1 organizations to detail and educate retail staff on its brands.

  The Company has successfully launched its Edison Cannabis Company brand focused on the four pillars of quality, sophistication, creativity and innovation as well as the Edison Reserve line which features hand-manicured and craft-cured top flower. The Company has also launched the
  Trailblazer brand, as a celebration of the industry’s history for value-focused consumers. The Company anticipates launching its ANKR Organics and Trailer Park Buds lines in calendar 2019.

  In October 2018, the Company was one of few licensed producers to successfully enter the adult recreational use market with a full line of compliant products including dried and milled flower, cannabis oil and pre-rolls.

Cultivation and Other Operations

  Completion of Phase 2 and Phase 3 expansions at the Moncton Campus bring the total available grow rooms to 52 (13 smaller grow rooms from Phase 1 and 39 larger rooms from Phases 2 and 3). When fully utilized, these grow-rooms have a targeted production capacity of 36,000 kg/yr of dried flower (or equivalent) production.

  Significant improvements in cash and all-in “cost of cultivation” from beginning of the year to end of the year. “Cost of cultivation” is a non-IFRS measurement that the Company tracks to assess the cost of the raw material that is ultimately sold or before it is extracted. “Costs of cultivation” includes direct labour, direct materials, and allocated overhead related to cultivation as well as non-cash measures such as depreciation and stock option compensation related to the operations department. Readers should be cautioned that this figure excludes packaging, shipping and SG&A and is not necessarily comparable between licensed producers. For internal purposes, the Company estimates a blended packaging estimate of $0.46 per dried flower gram equivalent and a blended shipping estimate of $0.19 per dried flower gram equivalent. These figures are estimates only.

  “Cost of cultivation” is tracked as follows throughout the year:

	Cash Cost	Non-Cash	Total
Q1-2018	$2.12	$0.53	$2.65
Q2-2018	$1.24	$0.24	$1.48
Q3-2018	$0.66	$0.14	$0.80
Q4-2018	$0.62	$0.21	$0.83

  On October 24, 2018 the Company began utilizing power from a new 40 megawatt substation which provides the Company with a cleaner electrical supply, improves the Company’s electrical consumption efficiency and lowers the Company’s maintenance cost on equipment.

  Phase 4 construction at the Moncton Campus began in July 2018. Phase 4 itself will be completed in stages: 4A, 4B and 4C. Phase 4A is expected to come online in April 2019 with 31 grow rooms, 4B in August 2019 with 32 grow rooms and 4C in October 2019 with 29 grow rooms bringing the
  Company’s target production capacity to 62,000 kg/yr, 89,000 kg/yr and 113,000 kg/yr respectively.

Other Milestones and Strategic Initiatives

  First International Medical Shipments – on July 6, 2018 and on September 24, 2018 the Company fulfilled its first shipments of dried flower and cannabis oil respectively to an Australian medical cannabis enterprise.

  Investment in Hyasynth – on September 13, 2018 the Company entered into a strategic investment in convertible secured debentures of Hyasynth Biologicals Inc., a biotech company based in Montreal and leader in the field of cannabinoid science and biosynthesis. The initial investment of $5 million can increase up to $10 million upon achievement by Hyasynth of certain funding milestones. In addition to the investment, pursuant to an offtake agreement, Organigram has the right to purchase 25% of Hyasynth’s cannabinoid production at a discount. Hyasynth’s patent-pending enzymes, genetically engineered yeast strains and processes make it possible to produce phytocannabinoids and phytocannabinoid analogues through biosynthesis. To date, Hyasynth has already used its proprietary enzymes and yeast strains to produce CBG, CBD and THC and is currently in the process of scaling up to commercial production for cannabinoids to be used in novel and specialized products, including vaporizable cannabis products and cannabis- infused beverages, as well as pharmaceutical ingredients for a fraction of the cost of traditional plant-based production. Hyasynth will continue to develop a comprehensive platform of cannabinoids beyond THC, CBD and CBG for both medical and adult recreational use.

  Investment in Eviana – on October 2, 2018 the Company completed a $5 million investment into Eviana Health Corporation, a CSE listed company with hemp operations in Serbia. Organigram entered into an offtake agreement with Eviana for up to 25% of the CBD production of Eviana for a period of five years at 95% of the wholesale price. Eviana holds certain assets in Serbia relating to the cultivation of industrial hemp plant including but not limited to: 310 metric tonnes of harvested hemp from 2017 to 2018; a 40,000 sq ft processing facility in Mladenovo, Serbia (near Novi Sad); and a 22,000 sq ft. pharma-grade leased facility in Belgrade which houses ethanol and CO2 extraction equipment.

  Investment in Alpha-Cannabis Germany - on October 17, 2018 the Company announced a definitive agreement whereby the Company makes a 1.625 million Euro (approximately $2.44 million CAD) investment in Alpha-Cannabis Germany paid in cash with another 875,000 Euros (approximately $1.35 million CAD) payable on the achievement of certain milestones. As part of the investment and effective upon the closing of the investment, the Company’s wholly-owned subsidiary, Organigram Inc. will enter into two supply agreements with ACG: one for the supply of cannabidiol isolate from ACG to Organigram Inc., and the other for the supply of dried cannabis flower from Organigram Inc. to ACG. In addition, ACG and Organigram Inc. anticipate entering into an agreement pursuant to which the companies will jointly evaluate and bid on certain licenses to supply medical cannabis to the German market.

Financial Highlights

The following results do not include any of the sales to the adult recreational use market which began in September to fill supply pipelines for adult recreational use launch on October 17, 2018. Those sales will be reflected in the first quarter of fiscal 2019 which includes the three-months ended November 30, 2018.

Summary of Financial Results

(in $000 except for per share amounts)	Q4-2018	Q4-2017	Inc. (Decr.)	Fiscal 2018	Fiscal 2017	Inc. (Decr.)
Sales	3,205	1,822	76%	11,936	7,417	61%
Sales recovery (returns)	8	-	n/m	493	(2,028)	n/m
Net sales	3,213	1,822	76%	12,429	5,389	131%
Cost of sales (incl. indirect production)	1,356	1,413	-4%	5,948	7,317	-19%
Gross margin (excluding FV adjustment)	1,857	409	354%	6,481	(1,928)	n/m
FV adjust on bio assets and inventories	30,846	265	11,540%	46,018	(1,369)	n/m
Gross margin	32,703	674	4752%	52,499	(3,297)	n/m

General and administrative	1,601	1,030	55%	5,552	3,276	69%
Sales and marketing	2,326	761	206%	6,303	2,825	123%
Share-based compensation (non-cash)	1,172	916	28%	4,228	1,703	148%

Net financing costs (income)	3,860	(76)	n/m	8,639	(288)	n/m
Income tax expense	5,653	-	n/m	5,653	-	n/m

(in $000 except for per share amounts)	Q4-2018	Q4-2017	Inc. (Decr.)	Fiscal 2018	Fiscal 2017	Inc. (Decr.)
Net income (loss) from continuing operations	18,091	(1,957)	n/m	22,124	(10,813)	n/m
Loss from discontinued operations	(74)	(76)	-3%	(1,611)	(76)	2020%
Net income (loss) and comprehensive income	18,017	(2,033)	n/m	20,513	(10,899)	n/m
Net income (loss) from continuing operations per common share, basic	$0.157	$(0.020)	n/m	$0.184	$(0.111)	n/m
Net income (loss) from continuing operations per common shares, diluted	$0.152	$(0.020)	n/m	$0.174	$(0.111)	n/m
Net income (loss) from discontinued operations per common share, basic	$(0.001)	$(0.001)	n/m	$(0.013)	$(0.001)	1200%
Net income (loss) from discontinued operations per common shares, diluted	$(0.001)	$(0.001)	n/m	$(0.013)	$(0.001)	1200%

Selected Balance Sheet Highlights and Financial Position

(in $000)	Aug-31-2018	Aug-31-2017	Inc.(Decr.)

Cash and short-term investments	130,064	33,957	283%
Biological assets	19,858	2,780	614%
Inventories	44,969	2,626	1,612%
Other current assets	8,323	5,304	57%
Property, plant and equipment	98,639	45,346	118%
Other non-current assets	714	2,795	-74%
Total assets	302,567	92,808	226%

Current liabilities	11,250	6,649	69%
Non-current liabilities	106,723	3,129	3,311%
Total liabilities	117,973	9,778	1,107%

Shareholders’ equity	184,594	83,030	122%
Total Liabilities and Shareholders’
Equity	302,567	92,808	226%

Capital Structure

	Aug-31-2018	Aug-31-2017
(in $000)
Long-term debt	$2,877	$3,129
Convertible debentures carrying value	95,866	-
(with face value in parenthesis)	(110,329)
Deferred tax liability	7,980	-
Shareholders’ equity	184,594	83,030
Total long-term debt and shareholders’ equity	$291,317	$86,159

(in 000s)
Outstanding shares	125,208	103,595
Options	7,710	6,352
Warrants	8,087	4,329
Restricted share units	145	-
Convertible debentures (if converted at $5.42)	20,845	-
Fully-diluted shares	161,995	114,276

Prior to year-end August 31, 2018, approximately $2 million of face value of debentures were converted into common shares at a $5.42 conversion price. Subsequent to year-end, approximately $15 million more of face value of debentures were converted into common shares leaving approximately $98 million of the face value of debentures outstanding.

Outstanding share count as at December 12, 2018 is as follows:

(in 000s)
Outstanding shares	129,549
Options	7,571
Warrants	7,196
Restricted share units	145
Convertible debentures (if converted at $5.42)	18,095
Fully-diluted shares	162,556

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and theregulations under the Cannabis Act.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the satisfaction of closing conditions including the receipt of any required regulatory approvals, the results of financing efforts, supply risks, construction risks, changes in law and regulation, industry competition, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). The forward-looking estimates of additional production capacity are based on a number of material factors and assumptions including that: The facility sizes will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phases 2 and 3; The ratio of dried cannabis cultivated per canopy square foot of grow room will be consistent with historical output in the Company’s existing facilities; All grow rooms designated as grow rooms will be utilized for their intended purposes (from time to time rooms may be used for other purposes, such as for storage); Construction of the facilities will be on time in accordance with the estimates in time to meet the target onboarding dates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial information in this news release contains certain financial performance measures that are not defined by and do not have any standardized meaning under IFRS and are used by management to assess the financial and operational performance of the Company. These include but are not limited to target production capacity; cost of cultivation per dried flower harvested (both “cash” and “all-in”); Gross margin (excluding fair value adjustments); Adjusted net profit; Adjusted EBITDA and Cash flow. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. These non-IFRS financial performance measures are defined in the sections in which they appear. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For Investor Relations inquires, please contact:

Organigram Holdings Inc.
Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661-0947

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121